As filed with the Securities and Exchange Commission on December 28, 2000
                                                Registration No. __________

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549

                           FORM 10-SB

      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        CHALLEDON, INC.
         (Name of Small Business Issuer in its charter)


          UTAH                               87-0472608
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)           Identification No.)


     1037 East 3300 South #203, Salt Lake City, Utah 84106
      (Address of principal executive officers) (Zip Code)


Issuer's telephone number:    (801) 467-6715


Securities to be registered under Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

               N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

            Common Stock, par value $.001 per share
                        (Title of Class)




                        CHALLEDON, INC.

                           FORM 10-SB

                       TABLE OF CONTENTS
                                                                           PAGE
                                  PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . . .           3

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . . . .          10

ITEM 3.   Description of Property. . . . . . . . . . . . . . . . .          12

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . . . .          12

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . .          13

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . . . .          15

ITEM 7.   Certain Relationships and Related Transactions . . . . .          15

ITEM 8.   Description of Securities. . . . . . . . . . . . . . . .          16

                                  PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . . . .          17

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . .          19

ITEM 3.   Changes in and Disagreements with Accountants. . . . . .          19

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . . . .          19

ITEM 5.   Indemnification of Directors and Officers. . . . . . . .          20

                                 PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . .          21

                                 PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . .         S-1

ITEM 2.   Description of Exhibits. . . . . . . . . . . . . . . . .         S-1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .         S-2


                                  PART I

ITEM  1.  Description of Business

Business Development

     Challedon, Inc. (the "Company") was organized on May 24, 1990, under the laws of the State of Utah. Since its inception, the Company has not engaged in any material business operations. Presently, the Company is actively seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company has minimal assets and no operating history, in the event the it successfully acquires or merges with an operating business opportunity, it is likely that the Company's current shareholders will experience substantial dilution and there will be a probable change in control of the Company.

     The Company is voluntarily filling this registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. Further, management believes that this could possibly make the Company more attractive to an operating business
opportunity as a potential merger or acquisition candidate.   As a
result of filing its registration statement, the Company is obligated to file with the Securities and Exchange Commission (the "Commission") certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports, notwithstanding the fact that, in the future, it may not otherwise be required to file such reports based on the criteria set forth under Section 12(g) of the Exchange Act.

     Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit the Company's potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without undo time and expense.

     The Company's principal executive offices are located at 1037 East 3300 South #203, Salt Lake City, Utah 84106, and its telephone number is (801) 467-6715.

Business of Issuer

     The Company has no operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

     Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider.
Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

     Management of the Company intends to use various resources in the search for potential business opportunities including, but not limited to, the Company's officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with a particular consultant regarding the Company's search for business opportunities. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants for the Company.

     If the Company elects to engage an independent consultant, it will look only to consultants that have experience in working with small companies in search of an appropriate business opportunity. Also, the consultant must have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would like to engage a consultant that will provide services for only nominal up-front consideration and is willing to be fully compensated only at the close of a business consolidation.

     The Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.
Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

     Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

     In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

     Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger

     Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved.
Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

     Because of the Company's current situation, having minimal assets and no operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company. Most likely, the owners of the business opportunity which the Company acquires or mergers with will acquire control of the Company following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities, rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

     Management does not presently intend to borrow funds to compensate any persons, consultants, promoters or affiliates in relation to the consummation of a potential merger or acquisition. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. These possible private sales would most likely have to be to persons known by the directors of the Company or to venture capitalists that would be willing to accept the risks associated with investing in a company with no current operation. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds on the best available terms for the Company. However, there can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company does not anticipate using Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), to raise any funds prior to consummation of a merger or acquisition. Although not presently anticipated, there is a remote possibility that the Company could sell securities to its management or affiliates.

     In the case of a future acquisition or merger, there exists a possibility that a condition of such transaction might include the sale of shares presently held by officers and/or directors of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms. However, if this situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers and directors, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by the Company and the appropriate business opportunity and the finder. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee was paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of corporate opportunity. Further, in the unlikely event a finder's fee was to be paid to an affiliate, the Company would have such an arrangement ratified by the shareholders in an appropriate manner.

     Presently, it is highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters have an ownership interest.
Any possible related party transaction of this type would have to be ratified by a disinterested Board of Directors and by the shareholders. Management does not anticipate that the Company will acquire or merge with any related entity. Further, as of the date hereof, none of the Company's officers, directors, or affiliates or associates have had any preliminary contact or discussions with any specific business opportunity, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity.

Rights of Shareholders

     It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. Presently, it is the intent of the Company to provide to its shareholders complete disclosure documentation concerning a potential target business opportunity including the appropriate audited financial statements of the target. This information will be disseminated by proxy statement in the event a shareholders' meeting is held, or by an information statement pursuant to Regulation 14C of the Exchange Act if the action is taken by resolution of the Board of Directors.

     Under the corporation laws of the State of Utah, shareholders of the Company may, under certain circumstances, be entitled to assert dissenters' rights if the Company acquires or merges with a business opportunity. Shareholders will be entitled to dissent from and obtain payment of the fair value of their shares in the event of consummation of a plan of merger to which the Company is a party, if approval by the shareholders is required under applicable Utah law. Also, shareholders will be entitled to dissenters' rights if the Company enters into a share exchange if the Company's shares are to be acquired. A shareholder who is entitled to assert dissenter's rights and obtain of the fair value for their shares, may not challenge the corporate action creating this entitlement, unless the action is unlawful or fraudulent with respect to the shareholder or the Company. A dissenting shareholder shall refrain from voting their shares in approval of the corporate action. If the proposed action is approved by the required vote of shareholders, the Company must give notice to all shareholders who delivered to the Company their written notice of dissent.





Competition

     Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

Employees

     As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

     The Company is currently using as its principal place of business the personal offices of a shareholder, James R. Glavas, located in Salt Lake City, Utah. Mr. Glavas is the father of the Company's President, James E. Glavas. The facilities are shared with other businesses. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company will secure commercial office space from which it will conduct its business. However, until such time as the Company completes an acquisition or merger, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. The Company has no current plans to secure such commercial office space.

Industry Segments

     No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.




ITEM 2.   Management's Discussion and Analysis or Plan of Operation

     The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

     The Company is considered a development stage company with minimal assets or capital and with no significant operations or income since its inception. The costs and expenses associated with the preparation and filing of this registration statement have been paid for by an advance from a shareholder of the Company. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

     In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company related to it business and operations following a successful acquisition or merger.

Plan of Operation

    During the next 12 months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

    The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Net Operating Loss

    The Company has accumulated approximately $1,214 of net operating loss carryforwards as of September 30, 2000, which may be offset against taxable income and income taxes in future years through 2020. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards.
In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1999 or nine month period ended September 30, 2000 because there is a 50% or greater chance that the carryforward will not be used. Accordingly, the potential tax benefit of the loss carryforward is offset by a valuation allowance of the same amount.

Recent Accounting Pronouncements

    The Financial Accounting Standards Board has issued  SFAS
No. 130, Reporting Comprehensive Income and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. It requires that all items required to be recognized under current accounting standards as components of comprehensive income, be reported in a financial statement with the same prominence as other financial statements. SFAS No. 131 establishes standards as to how public companies report financial information about operating segments in annual financial statements. It requires reporting of selected information about operating segments in interim financial statements issued to the public and establishes standards for disclosure regarding products and services, geographic areas and major customers. Implementation of the new standards did not have a material effect the Company's financial statements.

    SFAS No 132. Employers' Disclosures about Pensions and Other Postretirement Benefits," standardizes disclosure requirements for pensions and other postretirement benefits. It requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. Adoption of this statement did not have a material impact on the Company's financial statements.

    SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company believes the adoption of this statement will have no material impact on its financial statements.

Inflation

    In the opinion of management, inflation has not had a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

    This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company search for appropriate business opportunities and subsequently acquire or merge with such entity, to meet its cash and working capital needs, the ability of the Company to maintain its existence as a viable entity, and other risks detailed in the Company's periodic report filings with the Commission.

ITEM 3.  Description of Property

    The information required by this Item 3, Description of Property, is set forth in Item 1, Description of Business, of this Form 10-SB/A.

ITEM 4.  Security Ownership of Certain Beneficial Owners and
         Management

    The following table sets forth information, to the best of the Company's knowledge, as of December 1, 2000, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

Name and Address                     Amount and Nature of       Percent
of Beneficial Owner                  Beneficial Ownership      of Class(1)
James E. Glavas*                            70,000                4.96%
  6640 South 2475 East
  Salt Lake City, UT 84121
Randy Flanders*                                500                0.04%
  1336 East 8330 South
  Salt Lake City, UT 84093
Guy H. Ivins*                               70,000                4.96%
  1120 East 700 North
  American Fork, UT 84003
All directors and officers                 140,500                9.95%
  a group (3 persons)

      *   Director and/or executive officer
Note: Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

     (1) Based upon 1,412,000 shares of common stock outstanding on December 1, 2000.

ITEM 5.   Directors, Executive Officers, Promoters and Control
          Persons

Executive Officers and Directors

     The executive officers and directors of the Company are as follows:

           Name              Age            Position
     James E. Glavas          47        President, Chief Executive
                                        Officer and Director
     Randy Flanders           49        Vice President and Director
     Guy H. Ivins             73        Secretary / Treasurer and
                                       Director
___________________________

    All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. However, due to the Company's lack of funds, the directors will defer their expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees.

    Except for Guy H. Ivins, none of the Company's directors are currently, nor for the past three years have been, a director of any other "shell" or "blank check" company or other corporation that is actively pursuing acquisitions or mergers. Mr. Ivins is presently the President and a director of Jaipur, Inc., a shell or blank check company, incorporated in Utah on February 2, 1989.

    No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

    All of the Company's present directors have other full-time employment or sources of income and will routinely devote only such time to the Company necessary to maintain its viability. It is estimated that each director will devote less than ten hours per month to the Company's activities. The directors will, when the situation requires, review potential business opportunities or actively participate in negotiations for a potential merger or acquisition on an as-needed-basis.

    Currently, there is no arrangement, agreement or understanding between the Company's management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's shareholders. However, the Board of Directors is elected by the shareholders and the shareholders have the ultimate say in who represents them on the Board of Directors. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

    In connection with the preparation and filing of this registration statement, one of the Company's shareholders, James R. Glavas, has advanced funds to the Company to pay for certain legal and professional fees related to the registration statement. Although, as of the date hereof there is no agreement or arrangement for Mr. Glavas to provide additional funds, the Company is not precluded from approaching Mr. Glavas or any other shareholder and requesting additional financial assistance.
Because such additional funding is only speculative at this time, the Company has not developed any criteria or plans related to this funding. Mr. Glavas is the father of the Company's President, James E. Glavas.

    The business experience of each of the persons listed above during the past five years is as follows:

    James E. Glavas has been for the past 24 years a purchasing agent and estimator for Sun Lithographing Company in Salt Lake City, Utah. Mr. Glavas attended the University of Utah from 1972 to 1976 majoring in Sociology, but did not receive a degree.

    Randy Flanders has been for the past 12 years a manager and salesman for Realty Brokers of Utah, a Salt Lake City, Utah real estate firm. Prior to his association with Realty Brokers of Utah, he was for ten years a purchasing agent for Utah Mobile Homes, Inc. Mr. Flanders attended Kearney State from 1970 to 1972 and the University of Nebraska from 1972 to 1974 where he majored in Business, but did not receive a degree.

    Guy H. Ivins retired in 1985 after working for 12 years as Chief of Right-of-Way for the Utah Department of Transportation. Previously, Mr. Ivins served for two years as head of the Office of Economic Opportunity for the State of Utah and was County Assessor of Utah County, Utah for six years. He graduated from Brigham Young University in 1951 with a B.S. Degree in Economics.

ITEM 6.  Executive Compensation

    The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1999 and 1999, or the nine month period ended September 30, 2000. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation.

ITEM 7.  Certain Relationships and Related Transactions

    During the past two fiscal years, there have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family

    The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

    In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by the Company and the appropriate business opportunity and the finder. Such fees are estimated to be customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid, but is expected to be comparable to consideration normally paid in like transactions. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. Any such fee would have to be approved by the shareholders or a disinterested Board of Directors. See Item 1 "Description of Business - Form of Potential Acquisition or Merger" above.

ITEM 8.  Description of Securities

Common Stock

    The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 1,412,000 shares are issued and outstanding as of the date hereof. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

                             PART II

ITEM 1.  Market Price of And Dividends on the Registrant's Common
         Equity and Other Shareholder Matters

    No shares of the Company's common stock have previously been registered with the Commission or any state securities agency or authority. The Company intends to make an application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Exchange Act. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. Although the Company intends to submit its application to the OTC Bulletin Board subsequent to the filing of this registration statement, the Company does not anticipate its shares to be traded in the public market until such time as a merger or acquisition can be consummated. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions regarding shares of shell companies. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities. The Company's common stock has not traded in a public market.

    The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of
Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

    The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

    For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

    As of December 1, 2000 there were 44 holders of record of the Company's common stock. Because there has been no established public trading market for the Company's securities, no trading history is presented herein.

    Of the Company's total outstanding shares, 1,271,500 shares may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. For purposes of this registration statement a controlling shareholder is considered to be a person owning ten percent (10%) or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. No individual person owning a portion of the 1,271,500 shares owns more than five percent (5%) of the Company's total outstanding shares.

    A total of 140,500 shares are considered restricted securities and are presently held by affiliates and/or controlling shareholders of the Company. All holders of these shares are directors and executive officers of the Company. All of the 140,500 restricted shares are presently eligible for sale pursuant to Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Securities Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

    Available corporate records indicate that the Company has not previously filed a registration statement with the Commission.
In the absence of any evidence that the Company ever filed a registration statement with the Commission or with any other agency relating to the issuance of shares, it is concluded that all shares were issued as restricted securities. Available corporate records indicate that all of the Company's issued and outstanding shares of common stock were issued between 1991 and 1997 in various private, isolated transactions. The Company has relied upon the exemption provided by Section 4(2) of the Securities Act in the issuance of all of its shares. No private placement memorandum was used in relation to the issuance of shares.

Dividend Policy

    The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.  Legal Proceedings

    There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.  Changes in and Disagreements With Accountants

    There have been no changes in or disagreements with accountants.

ITEM 4.  Recent Sales of Unregistered Securities

    The Company has not issued any securities for the past three fiscal years except as set forth hereafter. On September 26, 1997, the Company issued an aggregate of 2,500 shares to the following five persons, 500 shares each, for past services rendered related to their serving as directors of the Company: Marge Berry, Al Garcia, Lorrie Jackson, Viola Powell and Pat Reuland. This issuance of 2,500 shares was not registered with the Commission because it was exempt from the registration requirements of the Securities Act pursuant to the provisions of Section 4(2) of such Act. The shares were issued in a private transaction not involving a public offering or distribution. Those persons acquiring the shares were considered sophisticated investors and had personal knowledge of the operation of the Company and had access to material information regarding the Company.

ITEM 5.  Indemnification of Directors and Officers

    As permitted by the provisions of the Utah Revised Business Corporation Act (the "Utah Act"), the Company has the power to indemnify an individual made a party to a proceeding because they are or were a director, against liability incurred in the proceeding, if such individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company and, in a criminal proceeding, they had no reasonable cause to believe their conduct was unlawful. Indemnification under this provision is limited to reasonable expenses incurred in connection with the proceeding. The Company must indemnify a director or officer who is successful, on the merits of otherwise, in the defense of any proceeding or in defense of any claim, issue, or matter in the proceeding, to which they are a party to because they are or were a director of officer of the Company, against reasonable expenses incurred by them in connection with the proceeding or claim with respect to which they have been successful. The Company's Articles of Incorporation do not contain any specific provisions to empower the Board of Directors to indemnify its officers, directors, agents, or employees.

    The Company may pay for or reimburse reasonable expenses incurred by a director, officer employee, fiduciary or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding provided the individual furnishes the Company with a written affirmation that their conduct was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and undertake to repay the advance if it is ultimately determined that they did not meet such standard of conduct.

    Also pursuant to the Utah Act, a corporation may set forth in its articles of incorporation, by-laws or by resolution, a provision eliminating or limiting in certain circumstances, liability of a director to the corporation or its shareholders for monetary damages for any action taken or any failure to take action as a director. This provision does not eliminate or limit the liability of a director (i) for the amount of a financial benefit received by a director to which they are not entitled; (ii) an intentional infliction of harm on the corporation or its shareholders; (iii) for liability for a violation of Section 16-10a-842 of the Utah Act (relating to the distributions made in violation of the Utah Act); and (iv) an intentional violation of criminal law. To date, the Company has not adopted such a provision in its Articles of Incorporation, By-Laws, or by resolution. A corporation may not eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. The Utah Act also permits a corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees, fiduciaries or agents.

Transfer Agent

    The Company has designated Standard Registrar & Transfer
Company, 12528 South 1840 East, Draper, Utah 84020, as its transfer agent. The telephone number of the transfer agent is (801) 571-8844.

                             PART F/S

    The Company's financial statements for the fiscal years ended December 31, 1999 and 1998 have been examined to the extent indicated in their reports by H J & Associates, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Commission and are included herein in response to Item 15 of this Form 10-SB. Unaudited financial statements for the period ended September 30, 2000 have been prepared by the Company.




















                        CHALLEDON, INC.
                 (A Development Stage Company)

                      FINANCIAL STATEMENTS

                       December 31, 1999











                        C O N T E N T S



Independent Auditors' Report . . . . . . . . . . . . . . . . .  3

Balance Sheet. . . . . . . . . . . . . . . . . . . . . . . . .  4

Statements of Operations . . . . . . . . . . . . . . . . . . .  5

Statements of Stockholders' Equity . . . . . . . . . . . . . .  6

Statements of Cash Flows . . . . . . . . . . . . . . . . . . .  8

Notes to Financial Statements. . . . . . . . . . . . . . . . .  9







                  INDEPENDENT AUDITORS' REPORT


To the Stockholders of
Challedon, Inc.
(A Development Stage Company)
Salt Lake City, Utah


We have audited the accompanying balance sheet of Challedon, Inc.
(a development stage company) as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998 and from inception on May 24, 1990 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Challedon, Inc.
(a development stage company) as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and from inception on May 24, 1990 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
November 6, 2000





                        CHALLEDON, INC.
                 (A Development Stage Company)
                         Balance Sheet


                             ASSETS

                                                      December 31,
                                                          1999

CURRENT ASSETS

  Cash                                                $    3,000

    Total Current Assets                                   3,000

    TOTAL ASSETS                                      $    3,000


              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Due to related party (Note 4)                       $      370
  Taxes payable                                            1,000

    Total Current Liabilities                              1,370

STOCKHOLDERS' EQUITY

  Common stock, $0.001 par value, 50,000,000 shares
   authorized; 1,412,000 shares issued and outstanding     1,412
  Additional paid-in capital                               1,412
  Deficit accumulated during the development stage        (1,194)

    Total Stockholders' Equity                             1,630

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $    3,000





                        CHALLEDON, INC.
                 (A Development Stage Company)
                    Statements of Operations


                                                        From
                                                    Inception on
                                     For the           May 24,
                                    Year Ended      1990 Through
                                   December 31,     December 31,
                                 1999        1998       1999

REVENUES                       $  -        $  -       $   -

EXPENSES

  General and administrative       110         110       1,194

    Total Expenses                 110         110       1,194

(LOSS) FROM OPERATIONS            (110)       (110)     (1,194)

INCOME TAX EXPENSE                -           -           -

NET (LOSS)                     $  (110)    $  (110)    $(1,194)

BASIC (LOSS) PER SHARE         $ (0.00)    $ (0.00)










                        CHALLEDON, INC.
                 (A Development Stage Company)
               Statements of Stockholders' Equity

                                                                      Deficit
                                                                     Accumulated
                                               Additional            During the
                                Common Stock   Paid-In Subscriptions Development
                               Shares   Amount  Capital  Receivable    Stage

Balance at inception on
 May 24, 1990                     -     $  -     $  -     $  -      $  -

Net loss for the period ended
 December 31, 1990                -        -        -        -         (174)

Balance at
 December 31, 1990                -        -        -        -         (174)

Common stock issued on
 subscription at $0.002 per
 share - September 27, 1991    350,000      350      350     (700)     -

Net loss for the year ended
 December 31, 1991                -        -        -        -         (115)

Balance at
 December 31, 1991             350,000      350      350     (700)     (289)

Net loss for the year ended
 December 31, 1992                -        -        -        -         (120)

Balance at
 December 31, 1992             350,000      350      350     (700)     (409)

Common stock issued on
 subscription at $0.002 per
 share, September 24, 1993     350,000      350      350     (700)     -

Net loss for the year ended
 December 31, 1993                -        -        -        -         (115)

Balance at
 December 31, 1993             700,000      700      700   (1,400)     (524)

Common stock issued on
 subscription at $0.002 per
 share, February 11, 1994      350,000      350      350     (700)     -

Common stock issued for
 services at $0.002 per share,
 September 30, 1994              2,500        3        2     -         -

Net loss for the year ended
 December 31, 1994                -        -        -        -         (115)

Balance at
 December 31, 1994           1,052,500  $ 1,053  $ 1,052  $(2,100)  $  (639)

                        CHALLEDON, INC.
                 (A Development Stage Company)
         Statements of Stockholders' Equity (Continued)
                                                                       Deficit
                                                                    Accumulated
                                             Additional              During the
                                 Common Stock  Paid-In Subscriptions Development
                               Shares   Amount Capital   Receivable     Stage
Balance at
 December 31, 1994           1,052,500  $ 1,053  $ 1,052  $(2,100)  $  (639)

Common stock issued for
 services at $0.002 per share,
 September 29, 1995              4,500        4        5     -         -

Net loss for the year ended
 December 31, 1995                -        -        -        -         (115)

Balance at
 December 31, 1995           1,057,000    1,057    1,057   (2,100)     (754)

Common stock issued on
 subscription at $0.002 per
 share, May 17, 1996           350,000      350      350     (700)     -

Common stock issued for
 services at $0.002 per share,
 September 27, 1996              2,500        2        3     -         -

Net loss for the year ended
 December 31, 1996                -        -        -        -         (110)

Balance at
 December 31, 1996           1,409,500    1,409    1,410   (2,800)     (864)

Common stock issued for
 services at $0.001 per share,
 September 26, 1997              2,500        3        2     -         -

Performance on stock
 subscriptions                    -        -        -       2,800      -

Net loss for the year ended
 December 31, 1997                -        -        -        -         (110)

Balance at
 December 31, 1997           1,412,000    1,412    1,412     -         (974)

Net loss for the year ended
 December 31, 1998                -        -        -        -         (110)

Balance at
 December 31, 1998           1,412,000    1,412    1,412     -       (1,084)

Net loss for the year ended
 December 31, 1999                -        -        -        -         (110)

Balance at
 December 31, 1999           1,412,000  $ 1,412  $ 1,412  $  -      $ (1,194)




                           CHALLEDON, INC.
                    (A Development Stage Company)
                       Statements of Cash Flows

                                                                       From
                                                                   Inception on
                                                        For the       May 24,
                                                      Year Ended    1990 Through
                                                     December 31,   December 31,
                                                   1999       1998       1999

CASH FLOWS FROM OPERATING ACTIVITIES

 Net loss                                        $  (110)   $  (110)   $ (1,194)
 Adjustments to reconcile net loss to net cash
  provided by operations:
   Common stock issued for services                 -          -             24
 Changes in operating assets and liabilities
  accounts:
  Increase in accrued expenses                       100        100       1,000
  Increase in due to related party                   210         10         370

   Net Cash Provided by Operating Activities         200       -            200

CASH FLOWS FORM INVESTING ACTIVITIES                -          -           -

CASH FLOWS FROM FINANCING ACTIVITIES

 Common stock issued for cash                       -          -          2,800

  Net Cash Provided by Financing Activities         -          -          2,800

NET INCREASE IN CASH                                 200       -          3,000

CASH AT BEGINNING OF PERIOD                        2,800      2,800        -

CASH AT END OF PERIOD                            $ 3,000    $ 2,800    $  3,000

CASH PAID FOR:

 Interest expense                                $  -       $  -       $   -
 Income taxes                                    $  -       $  -       $   -

NON-CASH FINANCING ACTIVITIES

 Common stock issued for services                $  -       $  -       $     24




                        CHALLEDON, INC.
                 (A Development Stage Company)
               Notes to the Financial Statements
                       December 31, 1999

NOTE 1 - NATURE OF ORGANIZATION

       The financial statements presented are those of Challedon, Inc. (a development stage company) (the Company). The Company was organized under the laws of the State of Utah on May 24, 1990. The Company was organized to seek potential business opportunities or merge with an existing operating company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.  Accounting Method

       The financial statements are prepared using the accrual method of accounting. The company has elected a December
       31 year end.

       b.  Basic Loss Per Share

       The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements (see Note 5).

       c.  Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       d.  Cash and Cash Equivalents

       The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

       e.  Revenue Recognition Policy

       The Company will develop its revenue recognition policies when planned principal operations commence.

       f.  Income Taxes

       As of December 31, 1999, the Company had a net operating loss carryforward for federal income tax purposes of $1,194 that may be used in future years to offset taxable income. The net operating loss carryforward will expire in 2019. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.


                        CHALLEDON, INC.
                 (A Development Stage Company)
               Notes to the Financial Statements
                       December 31, 1999

NOTE 3 - GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

       In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through sales of common stock. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

       The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 - RELATED PARTY TRANSACTIONS

       The Company's president has paid out-of-pocket expenses through December 31, 1999 totaling $370. The amount is unsecured, non-interest bearing and is due on demand.

NOTE 5 - BASIC LOSS PER SHARE

       The following is an illustration of the reconciliation of the numerators and denominators of the basic loss per share calculation:

                                                         For the
                                                       Year Ended
                                                      December 31,
                                                  1999           1998

       Net loss (numerator)                  $      (110)    $      (110)

       Weighted average shares outstanding
        (denominator)                          1,412,000       1,412,000

       Basic loss per share                  $     (0.00)    $     (0.00)

















                        CHALLEDON, INC.
                 (A Development Stage Company)

                      FINANCIAL STATEMENTS

            September 30, 2000 and December 31, 1999












                         CHALLEDON, INC.
                 (A Development Stage Company)
                         Balance Sheets


                             ASSETS

                                      September 30,  December 31,
                                           2000         1999
                                       (Unaudited)
CURRENT ASSETS

 Cash                                    $ 3,080     $  3,000

  Total Current Assets                     3,080        3,000

  TOTAL ASSETS                           $ 3,080     $  3,000


              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Due to related party (Note 4)            $   470     $   370
 Taxes payable                             1,000       1,000

  Total Current Liabilities                1,470       1,370

  TOTAL LIABILITIES                        1,470       1,370

STOCKHOLDERS' EQUITY

 Common stock: 50,000,000 shares
  authorized of $0.001 par value,
  1,412,000 shares issued and outstanding  1,412       1,412
 Additional paid-in capital                1,412       1,412
 Deficit accumulated during the
  development stage                       (1,214)     (1,194)

  Total Stockholders' Equity               1,610       1,630

  TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY                                $ 3,080     $ 3,000






                        CHALLEDON, INC.
                 (A Development Stage Company)
                    Statements of Operations
                          (Unaudited)

                                                                       From
                                                                    Inception on
                                   For the               For the       May 24,
                             Three Months Ended   Nine Months Ended 1990 Through
                                 September 30,       September 30, September 30,
                                2000       1999      2000       1999     2000

REVENUES                     $    -     $    -    $    -     $    -    $  -

EXPENSES

 General and administrative         20       -           20       -      1,214

  Total Expenses                    20       -           20       -      1,214

LOSS FROM OPERATIONS               (20)      -          (20)      -     (1,214)

NET INCOME (LOSS)            $     (20) $    -    $     (20) $    -    $(1,214)

BASIC INCOME (LOSS) PER
 SHARE                       $   (0.00) $    0.00 $   (0.00) $    0.00

WEIGHTED AVERAGE
NUMBER OF SHARES
OUTSTANDING                  1,412,000  1,412,000  1,412,000  1,412,000










                        CHALLEDON, INC.
                  (A Development Stage Company)
                Statements of Stockholders' Equity
    From Inception on May 24, 1990 through September 30, 2000

                                                                      Deficit
                                                                     Accumulated
                                               Additional            During the
                                Common Stock   Paid-In Subscriptions Development
                               Shares   Amount  Capital  Receivable    Stage

Balance at inception on
 May 24, 1990                     -     $  -     $  -     $  -      $  -

Net loss for the period ended
 December 31, 1990                -        -        -        -         (174)

Balance at
 December 31, 1990                -        -        -        -         (174)

Common stock issued on
 subscription at $0.002 per
 share - September 27, 1991    350,000      350      350     (700)     -

Net loss for the year ended
 December 31, 1991                -        -        -        -         (115)

Balance at
 December 31, 1991             350,000      350      350     (700)     (289)

Net loss for the year ended
 December 31, 1992                -        -        -        -         (120)

Balance at
 December 31, 1992             350,000      350      350     (700)     (409)

Common stock issued on
 subscription at $0.002 per
 share, September 24, 1993     350,000      350      350     (700)     -

Net loss for the year ended
 December 31, 1993                -        -        -        -         (115)

Balance at
 December 31, 1993             700,000      700      700   (1,400)     (524)

Common stock issued on
 subscription at $0.002 per
 share, February 11, 1994      350,000      350      350     (700)     -

Common stock issued for
 services at $0.002 per share,
 September 30, 1994              2,500        3        2     -         -

Net loss for the year ended
 December 31, 1994                -        -        -        -         (115)

Balance at
 December 31, 1994           1,052,500  $ 1,053  $ 1,052  $(2,100)  $  (639)

                        CHALLEDON, INC.
                 (A Development Stage Company)
         Statements of Stockholders' Equity (Continued)
   From Inception on May 24, 1990 through September 30, 2000
                                                                       Deficit
                                                                    Accumulated
                                             Additional              During the
                                 Common Stock  Paid-In Subscriptions Development
                               Shares   Amount Capital   Receivable     Stage
Balance at
 December 31, 1994           1,052,500  $ 1,053  $ 1,052  $(2,100)  $  (639)

Common stock issued for
 services at $0.002 per share,
 September 29, 1995              4,500        4        5     -         -

Net loss for the year ended
 December 31, 1995                -        -        -        -         (115)

Balance at
 December 31, 1995           1,057,000    1,057    1,057   (2,100)     (754)

Common stock issued on
 subscription at $0.002 per
 share, May 17, 1996           350,000      350      350     (700)     -

Common stock issued for
 services at $0.002 per share,
 September 27, 1996              2,500        2        3     -         -

Net loss for the year ended
 December 31, 1996                -        -        -        -         (110)

Balance at
 December 31, 1996           1,409,500    1,409    1,410   (2,800)     (864)

Common stock issued for
 services at $0.001 per share,
 September 26, 1997              2,500        3        2     -         -

Performance on stock
 subscriptions                    -        -        -       2,800      -

Net loss for the year ended
 December 31, 1997                -        -        -        -         (110)

Balance at
 December 31, 1997           1,412,000    1,412    1,412     -         (974)

Net loss for the year ended
 December 31, 1998                -        -        -        -         (110)

Balance at
 December 31, 1998           1,412,000    1,412    1,412     -       (1,084)

Net loss for the year ended
 December 31, 1999                -        -        -        -         (110)

Balance at
 December 31, 1999           1,412,000  $ 1,412  $ 1,412  $  -      $ (1,194)



                        CHALLEDON, INC.
                 (A Development Stage Company)
         Statements of Stockholders' Equity (Continued)
   From Inception on May 24, 1990 through September 30, 2000

                                                                       Deficit
                                                                     Accumulated
                                            Additional                During the
                                Common Stock   Paid-In Subscriptions Development
                             Shares     Amount Capital Receivable     Stage

Balance at
 December 31, 1999          1,412,000   $ 1,412  $ 1,412  $  -        $ (1,194)

Net loss for the nine months
 ended September 30,2000
 (unaudited)                     -         -        -        -             (20)

Balance, September 30, 2000
 (unaudited)                1,412,000   $ 1,412  $ 1,412  $  -        $ (1,214)








                             CHALLEDON, INC.
                      (A Development Stage Company)
                        Statements of Cash Flows
                               (Unaudited)

                                                                       From
                                                                    Inception on
                                     For the            For the       May 24,
                              Three Months Ended Nine Months Ended  1990 Through
                                  September 30,      September 30, September 30,
                                   2000    1999      2000      1999      2000

CASH FLOWS FROM OPERATING
 ACTIVITIES:

Net (loss)                       $  (20)  $   -    $  (20)    $   -    $ (1,214)
  Adjustments to reconcile net
   loss to net cash provided
   (used) by operating activities:
    Common stock issued for
     services                      -          -      -            -          24
  Changes in operating assets and
   liabilities:
   Increase in accrued expenses    -          -      -            -       1,000
    Increase in accounts payable   -          -       100         -         470

     Net Cash Provided (Used) by
      Operating Activities          (20)      -        80         -         280

CASH FLOWS FROM INVESTING
 ACTIVITIES:                       -          -      -            -        -

CASH FLOWS FROM FINANCING
 ACTIVITIES:

  Common stock issued for cash     -          -      -            -       2,800

   Net Cash Provided by Financing
    Activities                     -          -      -            -       2,800

NET INCREASE (DECREASE)
 IN CASH                            (20)      -        80         -       3,080

CASH AT BEGINNING OF PERIOD       3,100       -     3,000         -        -

CASH AT END OF PERIOD           $ 3,080   $   -   $ 3,080     $   -     $ 3,080

CASH PAID FOR:

  Interest                      $  -      $   -   $  -        $   -     $  -
  Income taxes                  $  -      $   -   $  -        $   -     $  -

NON-CASH FINANCING ACTIVITIES

 Common stock issued
  for services                  $  -      $   -   $  -        $  -      $   24






                         CHALLEDON, INC.
                  (A Development Stage Company)
                Notes to the Financial Statements
             September 30, 2000 and December 31, 1999

NOTE 1 - NATURE OF ORGANIZATION

       The financial statements presented are those of Challedon, Inc. (a development stage company) (the Company). The Company was organized under the laws of the State of Utah on May 24, 1990. The Company was organized to seek potential business opportunities or merge with an existing operating company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.  Accounting Method

       The financial statements are prepared using the accrual method of accounting. The company has elected a December
       31 year end.

       b.  Basic Loss Per Share

       The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements (see Note 5).

       c.  Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       d.  Cash and Cash Equivalents

       The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

       e.  Revenue Recognition Policy

       The Company will develop its revenue recognition policies when planned principal operations commence.

       f.  Income Taxes

       As of September 30, 2000, the Company had a net operating loss carryforward for federal income tax purposes of $1,214 that may be used in future years to offset taxable income. The net operating loss carryforward will expire in 2020. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.



                        CHALLEDON, INC.
                 (A Development Stage Company)
               Notes to the Financial Statements
            September 30, 2000 and December 31, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

       g.  Unaudited Financial Statements

       The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

NOTE 3 - GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

       In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include (1) raising additional capital through sales of common stock. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

       The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 - RELATED PARTY TRANSACTIONS

       The Company's president has paid out-of-pocket expenses through September 30, 2000 totaling $470. The amount is unsecured, non-interest bearing and is due on demand.






                        CHALLEDON, INC.
                 (A Development Stage Company)
               Notes to the Financial Statements
            September 30, 2000 and December 31, 1999


NOTE 5 - BASIC LOSS PER SHARE

              The following is an illustration of the reconciliation of
       the numerators and denominators of the basic loss per share calculation:
                                          For the                 For the
                                     Three Months Ended      Nine Months Ended
                                        September 30,           September 30,
                                      2000        1999         2000       1999
      Income (loss) (numerator)  $      (20)  $     -     $      (20) $     -

      Weighted average
       shares outstanding
       (denominator)              1,412,000    1,412,000   1,412,000   1,412,000

      Basic loss per share       $    (0.00)  $     0.00  $    (0.00)  $    0.00

       The computation of basic earnings per share of common stock is based on the weighted standard average number of shares outstanding during the period of the financial statements.










                                 PART III

ITEM 1.  Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                 Exhibit Name

   3.1      Articles of Incorporation
   3.2      By-Laws of Registrant
   4.1 Instrument defining rights of holders (See Exhibit No. 3.1, Articles of Incorporation, Article IV)
  27.       Financial Data Schedule
________________

ITEM 2.   Description of Exhibits

    See Item I above.












                                SIGNATURES

    In accordance with Section 12 of the Securities and Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                         Challedon, INC.
                                          (Registrant)



Date:  December 28, 2000           By: /S/ James E. Glavas
                                   James E. Glavas
                                   President, Chief Executive
                                   Officer and Director